EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Supplementary Report - withdraw of Class Action against D.B.S.

Further to the Company's immediate report of October 26, 2013, regarding a claim together with a certification motion that had been filed with the Tel Aviv District Court against D.B.S. Satellite Services (1998) Ltd. ("DBS") on grounds that DBS unlawfully charged its subscribers for services it provided to them, at first for free or at a reduced cost, without providing subscribers notice thereof or obtaining their consent thereto, a supplementary notice is hereby provided that on September 21, 2014, the Company was notified by DBS of a ruling that had been rendered in the file, approving the petitioner's motion to withdraw the certification motion. This was in furtherance of actions taken by DBS to locate its subscribers and refund them the amounts they were charged, in an aggregate amount of approximately NIS 1 million.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.